UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)

PCCW LIMITED
(Name of Issuer)

Ordinary Shares (Par Value HK$0.25 Per Share)
(Title of Class of Securities)

70454G207
(CUSIP Number)

Helen Chu
Pacific Century Group Holdings Limited, Pacific Century Diversified
Limited and Pacific Century International Limited
c/o 38/F., Citibank Tower, Citibank Plaza
3 Garden Road, Central, Hong Kong
Tel: 852-2514-8680

Lim Beng Jin
Pacific Century Regional Developments Limited
6 Battery Road, #38-02, Singapore 049909
Tel : 65-6230-8787

Copy to:

William Barron
Davis Polk & Wardwell
The Hong Kong Club Building
3A Chater Road
Hong Kong

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 18, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

     The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 70454G207

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A RICHARD LI TZAR KAI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong & Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 169,817,824 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 169,817,824 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,817,824 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON* IN

*See Instructions

CUSIP No. 70454G207

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A PACIFIC CENTURY GROUP HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF-BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,549,938,605 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,549,938,605 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,938,605 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%
14	TYPE OF REPORTING PERSON* HC-CO (a company incorporated in the British Virgin Islands with limited liability)

*See Instructions

CUSIP No. 70454G207

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A PACIFIC CENTURY DIVERSIFIED LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF-WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 169,817,824 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 169,817,824 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,817,824 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON* HC-CO (a company incorporated in the Cayman Islands with limited liability)

*See Instructions

CUSIP No. 70454G207

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A PACIFIC CENTURY REGIONAL DEVELOPMENTS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF-WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,528,781,171 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,528,781,171 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,781,171 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14	TYPE OF REPORTING PERSON* HC-CO (a company incorporated in Singapore with limited liability)

*See Instructions

CUSIP No. 70454G207

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A PACIFIC CENTURY INSURANCE HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,007,870 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,007,870 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,007,870 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON* HC-CO (a company incorporated in Bermuda with limited liability)

*See Instructions

CUSIP No. 70454G207

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A PACIFIC CENTURY INTERNATIONAL LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF-WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cook Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,528,781,171 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,528,781,171 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,781,171 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14	TYPE OF REPORTING PERSON* HC-CO (a company incorporated in Cook Islands with limited liability)

*See Instructions

CUSIP No. 70454G207

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A PACIFIC CENTURY GROUP (CAYMAN ISLANDS) LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF-WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,528,781,171 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,528,781,171 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,781,171 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14	TYPE OF REPORTING PERSON* HC-CO (a company incorporated in Cayman Islands with limited liability)

*See Instructions

CUSIP No. 70454G207

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A ANGLANG INVESTMENTS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF-WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,528,781,171 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,528,781,171 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,781,171 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14	TYPE OF REPORTING PERSON* HC-CO (a company incorporated in BVI with limited liability)

*See Instructions

CUSIP No. 70454G207

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A CHILTONLINK LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF-WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 169,817,824 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 169,817,824 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,817,824 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON* HC-CO (a company incorporated in the British Virgin Islands with limited liability)

*See Instructions

CUSIP No. 70454G207

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A PACIFIC CENTURY INSURANCE COMPANY LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,007,870 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,007,870 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,007,870 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON* IC-CO (a company incorporated in Bermuda with limited liability)

*See Instructions

CUSIP No. 70454G207

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A BRIGHT VICTORY INTERNATIONAL LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF-WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,007,870 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,007,870 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,007,870 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON* HC-CO (a company incorporated in the British Virgin Islands )

*See Instructions

CUSIP No. 70454G207

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A O.S. HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,549,938,605 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,938,605 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%
14	TYPE OF REPORTING PERSON* HC- CO (a company incorporated in Bermuda)

*See Instructions

CUSIP No. 70454G207

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A OCEAN STAR INVESTMENT MANAGEMENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,549,938,605 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,938,605 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%
14	TYPE OF REPORTING PERSON* CO (a company incorporated in Bermuda)

*See Instructions

CUSIP No. 70454G207

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A OCEAN STAR MANAGEMENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,549,938,605 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,938,605 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%
14	TYPE OF REPORTING PERSON* CO (a company incorporated in Bermuda)

*See Instructions

CUSIP No. 70454G207

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A THE OCEAN UNIT TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,549,938,605 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,549,938,605 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,938,605 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%
14	TYPE OF REPORTING PERSON* OO (a unit trust established under the laws of Bermuda)

*See Instructions

CUSIP No. 70454G207

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A THE STARLITE UNIT TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,549,938,605 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,549,938,605 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,938,605 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%
14	TYPE OF REPORTING PERSON* OO (a unit trust established under the laws of Bermuda)

*See Instructions

This Amendment No. 5 (the “Amendment”) hereby amends and supplements the statement on Schedule 13D, originally filed on December 11, 2000 (as heretofore amended and supplemented, the “Schedule 13D”) to report (i) additional Reporting Persons and (ii) that each of Richard Li Tzar Kai, Chiltonlink Limited and Pacific Century Diversified Limited’s beneficial ownership of the ordinary shares of PCCW Limited has fallen below five percent as a result of the transactions described in Item 6 and therefore their obligation to file a Schedule 13D has been terminated.

All defined terms shall have the same meaning as previously ascribed to them in the Schedule 13D, unless otherwise noted. In this Amendment, the determination of “beneficial ownership,” “beneficial interest,” “beneficially held,” “beneficially owned,” and other similar terms are based on Rule 13d-3 of the Exchange Act and related rules and regulations promulgated by the U.S. Securities and Exchange Commission. The filing of this amended Schedule 13D shall not be construed as an admission that the Reporting Persons (defined below) are, for the purposes of Section 13(d) or 13(g) of the Exchange Act and other purposes, the beneficial owner of any securities covered by this statement.

Item 1. Security and Issuer

                  Item 1 to the Schedule 13D remains unchanged.

Item 2. Identity and Background

                  Item 2 to the Schedule 13D is amended and restated in its entirety to read as follows:

(a), (b), and (c): This Schedule 13D is being jointly filed by the following persons (each a “Reporting Person” and together the “Reporting Persons”):

(1)	Richard Li Tzar Kai (“Mr. Li”), previously a reporting person, currently beneficially owns less than 5% of the Shares. Mr. Li is the Chairman of the Issuer, Chairman and Chief Executive of the Pacific Century Group at c/o 38th Floor, Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong and Chairman of Pacific Century Regional Developments Limited. His business address is at 42nd Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong. The Issuer is one of Asia’s leading integrated communications companies and provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); business e-solutions; data centers and related infrastructure.

(2)	Pacific Century Group Holdings Limited (“PCG”) is a company incorporated in the British Virgin Islands with limited liability. The principal business of PCG is the investment in and holding of interests in companies engaged in telecommunications and IT services, real estate, property and infrastructure and financial services. PCG’s principal office is at Romasco Place, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Pursuant to the transactions described in Item 6, one-third of the issued share capital of PCG (“PCG Shares”) was transferred to Ocean Star Management Limited as trustee of the Ocean Unit Trust and two-thirds of PCG Shares were transferred to Ocean Star Management Limited as trustee of the Starlite Unit Trust.

(3)	Pacific Century Diversified Limited (“PCD”), previously a reporting person, currently beneficially owns less than 5% of the Shares. PCD is a company incorporated in the Cayman Islands with limited liability. The principal business of PCD is the investment in and holding of interests in companies engaged in telecommunications and IT services, real estate and property investment. PCD’s principal office is at Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands. PCD is a wholly-owned subsidiary of Chiltonlink Limited which is, in turn 100% owned by Mr. Li.

(4)	Pacific Century Regional Developments Limited (“PCRD”) is a company incorporated in Singapore with limited liability. The shares of PCRD are listed on the Singapore Exchange Securities Trading Limited. The principal business of PCRD includes the holding of interests in telecommunications and IT services, financial services, property investment and development and infrastructure, throughout the Asia-Pacific region. PCRD’s principal office is at 6 Battery Road, #38-02, Singapore 049909. Approximately 37.8%

of PCRD’s issued share capital is owned by Anglang Investments Limited which is a wholly-owned subsidiary of Pacific Century Group (Cayman Islands) Limited (“PCGCI”). PCGCI also directly owns approximately 37.5% of PCRD’s issued share capital. All of PCGCI’s issued share capital is owned by Pacific Century International Limited which is, in turn, a wholly-owned subsidiary of PCG.

(5)	Pacific Century Insurance Holdings Limited (“PCIHL”) is a company incorporated in Bermuda with limited liability. Its ordinary shares are listed on The Stock Exchange of Hong Kong Limited. The principal business of PCIHL is holding investments. PCIHL’s principal office is at Suite 1401-1410, 14/F, One Pacific Place, 88 Queensway, Admiralty, Hong Kong. Approximately 45.1% of PCIHL’s issued share capital is owned by PCRD.

(6)	Pacific Century International Limited (“PCIL”) is a company incorporated in the Cook Islands with limited liability. The principal business of PCIL is the investment in and holding of interests in Pacific Century Group (Cayman Islands) Limited. PCIL’s principal office is at CIDB Building, Avarua, Rarotonga, Cook Islands. PCIL is a wholly-owned subsidiary of PCG.

(7)	Pacific Century Group (Cayman Islands) Limited (“PCGCI”) is a company incorporated in the Cayman Islands with limited liability. The principal business of PCGCI is the investment in and holding of interests in Anglang Investments Limited and PCRD. PCGCI’s principal office is at Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands. PCGCI directly owns approximately 37.5% of PCRD’s issued share capital and 100% of Anglang Investment Limited’s issued share capital. PCGCI is a wholly-owned subsidiary of PCIL.

(8)	Anglang Investments Limited (“Anglang”) is a company incorporated in the British Virgin Islands with limited liability. The principal business of Anglang is the investment in and holding of interests in PCRD. Anglang’s principal office is at Columbus Centre Building, Wickhams Cay, Road Town, Tortola, British Virgin Islands. Anglang directly owns approximately 37.8% of PCRD’s issued share capital. Anglang is a wholly-owned subsidiary of PCGCI.

(9)	Chiltonlink Limited (“Chiltonlink”), previously a reporting person, currently beneficially owns less than 5% of the Shares. Chiltonlink is a company incorporated in the British Virgin Islands with limited liability. The principal business of Chiltonlink is the investment in and holding of interests in PCD. Chiltonlink’s principal office is at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. All of Chiltonlink’s issued share capital is owned by Mr. Li.

(10)	Pacific Century Insurance Company Limited (“PCI”) is a company incorporated in Bermuda with limited liability. The principal business of PCI is the provision of life insurance and other types of insurance. PCI’s principal office is at 12-13/F, Island Place Tower, 510 King’s Road, North Point, Hong Kong. All of PCI’s issued share capital is owned by Bright Victory International Limited.

(11)	Bright Victory International Limited (“BVIL”) is a company incorporated in the British Virgin Islands. The principal business of BVIL is the investment in and holding of interests in PCI. BVIL’s principal office is at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. All of BVIL’s issued share capital is owned by PCIHL.

(12)	O.S. Holdings Limited (“OSHL”) is a company incorporated in Bermuda. The principal business of OSHL is the investment in and holding of interests in Ocean Star Management Limited. OSHL’s principal office is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

(13)	Ocean Star Investment Management Limited (“OSIML”) is a company incorporated in Bermuda. The principal business of OSIML is to act as manager of the Ocean Unit Trust and the Starlite Unit Trust. OSIML’s principal office is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. OSIML has the sole power to dispose of deposited property held by the Ocean Unit Trust and the Starlite Unit Trust.

(14)	Ocean Star Management Limited (“OSML”) is a company incorporated in Bermuda. The principal business of OSML is to act as the trustee of the Ocean Unit Trust and the Starlite Unit Trust. OSML’s

principal office is at Clarendon House, Church Street, Hamilton HM 11, Bermuda. OSML has the sole power to vote with respect to deposited property held by the Ocean Unit Trust and the Starlite Unit Trust. All of OSML’s issued share capital is owned by OSHL.

(15)	The Ocean Unit Trust is a unit trust established under the laws of Bermuda. The principal business of the Ocean Unit Trust is the investment in and holding of interests in PCG. The Ocean Unit Trust’s principal office is at Clarendon House, Church Street, Hamilton HM 11, Bermuda.

(16)	The Starlite Unit Trust is a unit trust established under the laws of Bermuda. The principal business of the Starlite Unit Trust is the investment in and holding of interests in PCG. The Starlite Unit Trust’s principal office is at Clarendon House, Church Street, Hamilton HM 11, Bermuda.

                 Information with respect to the directors and executive officers, controlling person(s) and directors and executive officers of any corporation or other person ultimately in control of PCG, PCD, PCRD, PCIHL, PCIL, PCGCI, Anglang, Chiltonlink, PCI, BVIL, OSHL, OSIML, OSML, the Ocean Unit Trust and the Starlite Unit Trust is set forth on Schedule I attached to the Amendment, and is incorporated herein by reference.

                 (d) and (e): During the last five years, none of the Reporting Persons, or to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) Mr. Li is a citizen of Canada and the Hong Kong Special Administrative Region of the People’s Republic of China.

Item 3: Source and Amount of Funds or Other Consideration

                 Item 3 to the Schedule 13D is supplemented by adding the following paragraphs after the last paragraph of Item 3.

                 In 2001, PCI acquired US$28 million 3.5% Convertible Guaranteed Bonds due 2005 issued by PCCW Capital Limited (formerly known as Tolworth Finance Limited) (the “Bonds”) for an aggregate purchase price of US$25,027,055.56 in the open market through BNP Paribas Peregrine Securities Limited, Merrill Lynch International and JPMorgan Securities Limited (formerly Jardine Fleming Securities Limited).

                 On June 19, 2002, PCI sold a principal amount of US$14 million of the Bonds for an aggregate price of US$14,974,722.21 in the open market through Citigroup Global Markets Limited London (formerly Salomon Brothers International Ltd) and Barclays Bank PLC London.

                 On July16, 2003, PCI sold an additional principal amount of US$4 million of the Bonds for an aggregate price of US$4,745,944.44 in the open market through Citigroup Global Markets Limited London. PCI currently holds a principal amount of US$10 million of the Bonds.

                 The Bonds currently held by PCI were convertible into 2,007,870 Shares (constituting approximately 0.04% of the outstanding Shares as of April 19, 2004, after taking into account such conversion) based on a conversion price of US$4.9804 per Share. The Bonds may be converted at any time during the period beginning one month after their issuance and up to and including November 21, 2005.

                 The Bonds purchased by PCI were acquired with working capital.

                 As more fully described in Item 6, on April 18, 2004, Mr. Li transferred one-third of the PCG Shares to OSML as trustee of the Ocean Unit Trust in exchange for all of the units of the Ocean Unit Trust and two-thirds of the PCG Shares to OSML as trustee of the Starlite Unit Trust in exchange for all of the units of the Starlite Unit Trust.

                 OSHL, OSIML OSML, the Ocean Unit Trust and the Starlite Unit Trust did not directly acquire any Shares.

Item 4: Purpose of Transactions

                 Item 4 to the Schedule 13D is amended and restated in its entirety to read as follows:

                 The purpose of the transfer of PCG Shares by Mr. Li to OSML as trustee of the Ocean Unit Trust and the Starlite Unit Trust was to achieve certain trusts and estate planning objectives of Mr. Li. The units of the Ocean Unit Trust and the Starlite Unit Trust are now held by private trusts settled by Mr. Li.

                 The purpose of the acquisition of all the other Shares, American Depositary Receipts, Warrants and Bonds described in this Schedule 13 D was for investment.

                 Except as otherwise described in this Schedule 13D, neither the Reporting Persons nor the persons listed on Schedule I currently have any plans or proposals which relate to or would result in any transaction, event or action enumerated in the paragraphs of Item 4 of the Form of Schedule 13D.

                 Each of the Reporting Persons expects to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions, alternative investment opportunities and financial considerations of the Reporting Persons and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of Reporting Persons (and their respective affiliates) may purchase additional Shares, American Depositary Receipts, warrants or bonds or other securities of the Issuer or may sell or transfer Shares, American Depositary Receipts, warrants or bonds (or any of the Shares into which such Bonds are converted) beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Shares, bonds or other securities. To the knowledge of each Reporting Person, each of the persons listed on Schedule I hereto may make similar evaluations from time to time or on an ongoing basis and have similar reservations.

Item 5: Interest in Securities of the Issuer.

                 Item 5 to the Schedule 13D is amended and restated in its entirety to read as follows:

(a)	As of January 8, 2003, every five Shares of HK$0.05 was consolidated, each in the issued and unissued share capital of the Company, into one new Share of HK$0.25.

As of July 25, 2003, subscription for 715,000,000 new Shares was completed between the Issuer and PCRD. See “Item 6. Material Contracts” in Schedule 13D.

The approximate aggregate percentage of the Shares reported beneficially owned by each Reporting Person herein is therefore based on 5,368,754,074 Shares outstanding, which is the total number of shares outstanding as of April 19, 2004 according to information provided by the Issuer.

On April 18, 2004, Mr. Li transferred all the PCG Shares to OSML as trustee of the Ocean Unit Trust and the Starlite Unit Trust. As of April 19, 2004:

(1)	Mr. Li does not directly own any Shares. Because of Rule 13d-3 under the Exchange Act, Mr. Li may be deemed to beneficially own the 169,817,824 Shares (constituting approximately 3.2% of the Shares outstanding) directly owned by PCD.

(2)	PCG directly owns 20,354,286 Shares, constituting approximately 0.4% of the Shares outstanding.

Because of Rule 13d-3 under the Exchange Act, PCG may be deemed to beneficially own the 1,526,773,301 Shares (constituting approximately 28.4% of the Shares outstanding) directly owned by PCRD, the 803,148 Shares (constituting approximately 0.01% of the Shares outstanding) that the PCCW Capital Limited’s 3.5% guaranteed convertible bonds due 2005 held by PCG are convertible into and the 2,007,870 Shares (constituting approximately 0.04% of the Shares outstanding) that PCI may be deemed to beneficially own. As a result, PCG may be deemed to beneficially own a total of 1,549,938,605 Shares, constituting approximately 28.9% of the Shares outstanding.

(3)	PCD directly owns 169,817,824 Shares, constituting approximately 3.2% of the Shares outstanding.

(4)	PCRD directly owns 1,526,773,301 Shares, constituting approximately 28.4% of the Shares outstanding. Because of Rule 13d-3 under the Exchange Act, PCRD may be deemed to beneficially own the 2,007,870 Shares (constituting approximately 0.04% of the Shares outstanding) that PCI may be deemed to beneficially own. As a result, PCRD may be deemed to beneficially own a total of 1,528,781,171 Shares, constituting approximately 28.5% of the Shares outstanding.

(5)	PCIHL does not directly own any Shares. Because of Rule 13d-3 under the Exchange Act, PCIHL may be deemed to beneficially own the 2,007,870 Shares (constituting approximately 0.04% of the Shares outstanding) that PCI may be deemed to beneficially own.

(6)	PCIL does not directly own any Shares. Because of Rule 13d-3 under the Exchange Act, PCIL may be deemed to beneficially own the 1,526,773,301 Shares (constituting approximately 28.4% of the Shares outstanding) directly owned by PCRD and the 2,007,870 Shares (constituting approximately 0.04% of the Shares outstanding) that PCI may be deemed to beneficially own. As a result, PCIL may be deemed to beneficially own a total of 1,528,781,171 Shares, constituting approximately 28.5% of the Shares outstanding.

(7)	PCGCI does not directly own any Shares. Because of Rule 13d-3 under the Exchange Act, PCGCI may be deemed to beneficially own the 1,526,773,301 Shares (constituting approximately 28.4% of the Shares outstanding) directly owned by PCRD and the 2,007,870 Shares (constituting approximately 0.04% of the Shares outstanding) that PCI may be deemed to beneficially own. As a result, PCGCI may be deemed to beneficially own a total of 1,528,781,171 Shares, constituting approximately 28.5% of the Shares outstanding.

(8)	Anglang does not directly own any Shares. Because of Rule 13d-3 under the Exchange Act, Anglang may be deemed to beneficially own the 1,526,773,301 Shares (constituting approximately 28.4% of the Shares outstanding) directly owned by PCRD and the 2,007,870 Shares (constituting approximately 0.04% of the Shares outstanding) that PCI may be deemed to beneficially own. As a result, Anglang may be deemed to beneficially own a total of 1,528,781,171 Shares, constituting approximately 28.5% of the Shares outstanding.

(9)	Chiltonlink does not directly own any Shares. Because of Rule 13d-3 under the Exchange Act, Chiltonlink may be deemed to beneficially own the 169,817,824 Shares (constituting approximately 3.2% of the Shares outstanding) directly owned by PCD.

(10)	PCI does not directly own any Shares. Because of Rule 13d-3 under the Exchange Act, PCI may be deemed to beneficially own the 2,007,870 Shares (constituting approximately 0.04% of the Shares outstanding) that the PCCW Capital Limited’s 3.5% guaranteed convertible bonds due 2005 held by PCI are convertible into.

(11)	BVIL does not directly own any Shares. Because of Rule 13d-3 under the Exchange Act, BVIL may be deemed to beneficially own the 2,007,870 Shares (constituting approximately 0.04% of the Shares outstanding) that PCI may be deemed to beneficially own.

(12)	OSHL does not directly own any Shares. Because of Rule 13d-3 under the Exchange Act, OSHL may be deemed to beneficially own the 1,549,938,605 Shares, constituting approximately 28.9% of the Shares outstanding, that OSML as trustee of the Ocean Unit Trust and the Starlite Unit Trust may be deemed to beneficially own.

(13)	OSIML does not directly own any Shares. Because of Rule 13d-3 under the Exchange Act, OSIML may be deemed to beneficially own the 1,549,938,605 Shares, constituting approximately 28.9% of the Shares outstanding, that the Ocean Unit Trust and the Starlite Unit Trust may be deemed to beneficially own.

(14)	OSML does not directly own any Shares. Because of Rule 13d-3 under the Exchange Act, OSML may be deemed to beneficially own the 1,549,938,605 Shares, constituting approximately 28.9% of the Shares outstanding, that the Ocean Unit Trust and the Starlite Unit Trust may be deemed to beneficially own.

(15)	The Ocean Unit Trust does not directly own any Shares. Because of Rule 13d-3 under the Exchange Act, the Ocean Unit Trust may be deemed to beneficially own 1,549,938,605 Shares, constituting approximately 28.9% of the Shares outstanding, that PCG may be deemed to beneficially own.

(16)	The Starlite Unit Trust does not directly own any Shares. Because of Rule 13d-3 under the Exchange Act, the Starlite Unit Trust may be deemed to beneficially own 1,549,938,605 Shares, constituting approximately 28.9% of the Shares outstanding, that PCG may be deemed to beneficially own.

(b) On April 18, 2004, Mr. Li transferred all the PCG Shares to OSML as trustee of the Ocean Unit Trust and the Starlite Unit Trust. As of April 19, 2004:

(1)	By virtue of (i) Mr. Li’s ownership and control of PCD, Mr. Li may be deemed to have the shared power to direct the vote and direct the disposition of the Shares held by PCD.

(2)	PCG has the shared power to vote and dispose of the 20,354,286 Shares that it directly owns and the 803,148 Shares it may be deemed to own. By virtue of PCG’s indirect ownership of 75.3% of PCRD’s issued capital stock, it also may be deemed to have the shared power to direct the vote and direct the disposition of the Shares held or deemed to be beneficially owned by PCRD. PCRD's ability to vote and dispose of up to 103,999,999 Shares may be limited due to agreements described in Item 6.

(3)	PCD has the shared power to vote and dispose of the 169,817,824 Shares that it directly owns.

(4)	PCRD has the shared power to vote and dispose of the 1,526,773,301 Shares that it directly owns. By virtue of PCRD’s ownership of 45.1% of PCIHL’s issued capital stock, it may be deemed to share the power to direct the vote and direct the disposition of the Shares beneficially owned by PCIHL. PCRD's ability to vote and dispose of up to 103,999,999 Shares may be limited due to agreements described in Item 6.

(5)	By virtue of PCIHL’s indirectly ownership of 100% of PCI’s issued capital stock, it may be deemed to share the power to direct the vote and direct the disposition of the 2,007,870 Shares that PCI may be deemed to beneficially hold.

(6)	By virtue of PCIL’s indirect ownership of 75.3% of PCRD’s issued capital stock, it may be deemed to share the power to direct the vote and direct the disposition of the Shares held or deemed to be beneficially owned by PCRD. PCRD's ability to vote and dispose of up to 103,999,999 Shares may be limited due to agreements described in Item 6.

(7)	By virtue of PCGCI’s indirect ownership of 75.3% of PCRD’s issued capital stock, it may be deemed to share the power to direct the vote and direct the disposition of the Shares held or deemed to be beneficially owned by PCRD. PCRD's ability to vote and dispose of up to 103,999,999 Shares may be limited due to agreements described in Item 6.

(8)	By virtue of Anglang’s ownership of 37.8% of PCRD’s issued capital stock, it may be deemed to share the power to direct the vote and direct the disposition of the Shares held or deemed to be beneficially owned by PCRD. PCRD’s ability to vote and dispose of up to 103,999,999 Shares may be limited due to agreements described in Item 6.

(9)	By virtue of Chiltonlink’s ownership of 100% of PCD’s issued capital stock, it may be deemed to share the power to direct the vote and direct the disposition of the Shares held by PCD.

(10)	PCI may be deemed to share the power to vote and dispose of the 2,007,870 Shares that it may be deemed to beneficially hold.

(11)	By virtue of BVIL’s ownership of 100% of PCI’s issued capital stock, it may be deemed to share the power to direct the vote and direct the disposition of the 2,007,870 Shares that PCI may be deemed to beneficially hold.

(12)	By virtue of OSHL’s ownership of 100% of OSML’s issued capital stock, OSHL may be deemed to share the power to direct the vote of the Shares held or deemed to be beneficially held by OSML as trustee of the Ocean Unit Trust and the Starlite Unit Trust. PCRD’s ability to vote and dispose of up to 103,999,999 Shares may be limited due to agreements described in Item 6.

(13)	By virtue of OSIML’s position as manager of the Ocean Unit Trust and the Starlite Unit Trust under the

Ocean Unit Trust Deed and the Starlite Unit Trust Deed (defined below), OSIML may be deemed to share the power to direct the disposition of the Shares held or deemed to be beneficially held by the Ocean Unit Trust and the Starlite Unit Trust. PCRD’s ability to vote and dispose of up to 103,999,999 Shares may be limited due to agreements described in Item 6.

(14)	By virtue of OSML’s position as trustee of the Ocean Unit Trust and the Starlite Unit Trust under the Ocean Unit Trust Deed and the Starlite Unit Trust Deed (defined below), OSML may be deemed to share the power to direct the vote of the Shares held or deemed to be beneficially held by the Ocean Unit Trust and the Starlite Unit Trust. PCRD's ability to vote and dispose of up to 103,999,999 Shares may be limited due to agreements described in Item 6.

(15)	By virtue of the Ocean Unit Trust’s ownership of one-third of PCG Shares, the Ocean Unit Trust may be deemed to share the power to direct the vote and direct the disposition of the Shares held or deemed to be beneficially held by PCG. PCRD's ability to vote and dispose of up to 103,999,999 Shares may be limited due to agreements described in Item 6.

(16)	By virtue of the Starlite Unit Trust’s ownership of two-thirds of PCG Shares, the Starlite Unit Trust may be deemed to share the power to direct the vote and direct the disposition of the Shares held or deemed to be beneficially owned by PCG. PCRD's ability to vote and dispose of up to 103,999,999 Shares may be limited due to agreements described in Item 6.

(c)	No transactions directly related to the Shares have been effected since February 18, 2004 by the Reporting Persons, or to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I, except for the following transaction:

Pursuant to an agreement dated May 22, 2002, Mr. Li agreed to transfer 1,162,800 Shares to Michael John Butcher at no cost in three equal installments. 387,600 Shares were transferred on April 3, 2003 and April 3, 2004, respectively. The last installment of 387,600 Shares will be transferred on April 3, 2005. Certain restrictions in the agreement limit the ability of Mr. Butcher from disposing the Shares.

In March 2004, Lehman Brothers Commercial Corporation Asia Limited ("Lehman Brothers"), Intel and PCRD completed certain transactions described in Item 6.

On April 18, 2004, Mr. Li, the Ocean Unit Trust, the Starlite Unit Trust, OSML and OSIML completed certain transactions described in Item 6 below.

(d)	PCRD and certain Reporting Persons only have the right to receive or the power to direct the receipt of dividends from Shares lent to Lehman Brothers that are not in Lehman Brothers’ possession to the extent Lehman Brothers receives such dividends and PCRD and certain Reporting Persons do not have the right to receive or the power to direct the receipt of proceeds from the sale of Shares lent to Lehman Brothers until such Shares have been returned to PCRD.

(e)	On April 18, 2004, Mr. Li transferred all the PCG Shares to OSML as trustee of the Ocean Unit Trust and the Starlite Unit Trust and following this transaction, each of Mr. Li, Chiltonlink and PCD no longer beneficially owned 5% or more of the Shares, and accordingly, their obligation to file a Schedule 13D has been terminated.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 Item 6 to the Schedule 13D is supplemented by adding the following paragraphs after the last paragraph of Item 6.

Convertible Bonds due 2005

                 Pursuant to a deed of trust between The Law Debenture Trust Corporation plc, PCCW Capital Limited (formerly known as Tolworth Finance Limited) and the Issuer, dated as of December 5, 2000 (the “Deed of Trust”), the Bonds due 2005 are convertible into Shares at a conversion price of US$1.0083 per Share. The conversion price will be adjusted in accordance with customary anti-dilution provisions. The Bonds due 2005 are convertible into Shares from January 5, 2001 up to and including November 21, 2005.

                 As a result of the consolidation of Shares, the conversion price was adjusted to US$5.0415 per share. The conversion price was further adjusted to US$4.9804 per share due to a placement of Shares on July 17, 2003, as further discussed under “Placement Agreement and Subscription Agreement” in the Schedule 13D.

                 The Deed of Trust incorporated by reference from the original Schedule 13D as Exhibit 7 to this Amendment is incorporated herein in its entirety by this reference.

AIG Securities Lending Agreement

                In connection with the issuance of the AIG Bonds, PCRD entered into a securities lending agreement dated June 12, 2003 (the “AIG Securities Lending Agreement”) by which PCRD agreed to lend to AIG Asian Infrastructure Fund II L.P, American International Assurance Company (Bermuda) Limited and AIG Asian Opportunity Fund, L.P. (together the “Borrowers”) such number of Shares as they shall be entitled to receive on exchange of the AIG Bonds. Voting rights in respect of PCCW Shares lent by PCRD to the Borrowers will be exercised in accordance with the instructions of PCRD, provided that the rights or position of the Borrowers and/or their affiliates under the AIG Bonds are not effected (as further described in the AIG Securities Lending Agreement) and the relevant Shares are in the possession of the Borrowers.

                 The AIG Securities Lending Agreement is attached as Exhibit 23 and is incorporated in and made part of this Amendment in its entirety by this reference.

AIG Share Charge Amendment Agreement

                         On June 12, 2003, PCRD and AIG Global Investment Corporation (Asia) Limited entered into a Share Charge Amendment Agreement (the “AIG Share Charge Amendment Agreement”) under which PCRD mortgaged and assigned to AIG Global Investment Corporation (Asia) Limited all of its rights to the redelivery of Equivalent Securities under the AIG Securities Lending Agreement.

                        The AIG Share Charge Amendment Agreement is attached as Exhibit 24 and is incorporated in and made part of this Amendment in its entirety by this reference.

AIG Warranty Agreement

                        On June 12, 2003, PCRD and each of the AIG bondholders entered into a Warranty Agreement (the “AIG Warranty Agreement”) under which PCRD made certain representations and warranties (as set out in the AIG Warranty Agreement) which the bondholders relied upon in entering into each of the Supplemental Deed Poll with respect to the AIG Bonds and the AIG Share Charge Amendment Agreement.

                        The AIG Warranty Agreement is attached as Exhibit 25 and is incorporated in and made part of this Amendment in its entirety by this reference.

Exchange of AIG Bonds

                  If all of the AIG Bonds are exchanged for Shares at the current exchange price, PCRD’s deemed beneficial interest in the Issuer would be reduced by 229,411,765 Shares (assuming an exchange rate of HK$7.8 to US$1.00, the Exchange Rate on April 20, 2004). As a result of the reduction of PCRD’s interest in the Issuer, Anglang, PCGCI, PCIL, PCG, OSHL, OSIML, OSML, the Ocean Unit Trust and the Starlite Unit Trust’s deemed beneficial interest in the Issuer would be reduced by 229,411,765 Shares.

                  Due to changes in the beneficial ownership of the Reporting Persons, the second and third sentence of the second paragraph under “Supplemental Deed Poll with respect to AIG Bonds” in Item 6 above is hereby removed and deleted.

Intel Waiver Letter

                  By a letter agreement dated June 11, 2003 (the “Intel Waiver Letter”), Intel confirmed that the proposed change in PCRD's then current practice of consolidating the financial results of the Issuer into the accounts of PCRD would not be deemed to trigger a breach or Event of Default under the Intel Bonds.

                  The Intel Waiver Letter is attached as Exhibit 26 and is incorporated in and made part of this Amendment in its entirety by this reference.

Intel Security Agreement Amendment Letter

                  In connection with the Intel Bonds, a letter agreement was entered into by and among PCRD, Intel and Intel Pacific Inc. on June 11, 2003 (the “Intel Security Agreement Amendment Letter”) to amend the definition of Valuation Date in Clause 1.2 of the Security Agreement in connection with the Intel Bonds from the last Business Day in each calendar month to the 15th day (or if such day is not a Business Day, the Business Day immediate thereafter) and the last Business Day of each calendar month respectively.

                  The Intel Security Agreement Amendment Letter is attached as Exhibit 27 and is incorporated in and made part of this Amendment in its entirety by this reference.

Intel Third Supplemental Deed Poll

                  The Third Supplemental Deed Poll was entered into on November 24, 2003 by PCRD and was supplemental to the Deed Poll dated January 15, 2002 which created the Intel Bonds (the “Intel Third Supplemental Deed Poll”). The Intel Third Supplemental Deed Poll amended the exchange price for the Intel Bonds from the US dollar equivalent of HK$12.35 per PCCW Share to the US dollar equivalent of HK$8.50 per PCCW Share. The Intel Third Supplemental Deed Poll further provided that on the business day falling 180 days prior to December 7, 2005 (the “Exchange Price Reset Date”) the Exchange Price will be recalculated to the US dollar equivalent of the lower of:

(i) HK$8.50 per Share; and

(ii) an amount per Share calculated as 110% of the average of the closing quotations published in the daily official list of The Stock Exchange of Hong Kong Limited for one Share for the 60 trading days prior to the Exchange Price Reset Date.

                  The Intel Third Supplemental Deed Poll is attached as Exhibit 28 and is incorporated in and made part of this Amendment in its entirety by this reference.

Transfer of the Intel Bonds

                  Intel transferred to Lehman Brothers, for value received, the entire amount of the Intel Bonds (hereinafter referred to as the “Lehman Bonds”) on March 4, 2004.

                  The Form of Bond Transfers is attached as Exhibit 29 and is incorporated in and made part of this Amendment in its entirety by this reference.

Supplemental Deed Poll with Respect to the Transfer of the Intel Bonds to Lehman Brothers

                  The Fourth Supplemental Deed Poll was entered into on March 8, 2004 by PCRD, relating to the transfer of the Lehman Bonds from Intel to Lehman Brothers. The Fourth Supplemental Deed Poll amended the Deed Poll dated January 15, 2002, changing the definitions and language within to account for the transfer of the Lehman Bonds from Intel to Lehman Brothers.

                  This Supplemental Deed Poll is attached as Exhibit 30 and is incorporated in and made part of this Amendment in its entirety by this reference.

Securities Lending Agreement Novation

                  In connection with the transfer of the Lehman Bonds from Intel to Lehman Brothers, PCRD entered into a Securities Lending Agreement Novation, dated March 8, 2004, for the purposes of replacing Intel with the Lehman Brothers as the borrower under the Securities Lending Agreement dated January 14, 2002. PCRD recited that it agreed to release and discharge Intel from its liabilities and obligations as Lehman Brothers and that the Lehman Brothers is to be substituted as the borrower under the Securities Lending Agreement.

                  The Securities Lending Agreement Novation is attached as Exhibit 31 and is incorporated in and made part of this Amendment in its entirety by this reference.

Security Agreement Novation

                  In connection with the transfer of the Lehman Bonds from Intel to Lehman Brothers, PCRD entered into Security Agreement Novation, dated March 8, 2004, for the purposes of replacing Intel with Lehman Brothers under the Security Agreement dated January 14, 2002. PCRD recited that it agreed to release and discharge Intel from all liabilities and obligations arising in favor of or owed to PCRD by Intel under the Security Agreement as Securities Borrower and that it releases and discharges Intel Pacific, Inc. (“IPI”) from further obligations arising in favor of or owed to PCRD by IPI under the Security Agreement and the Share Charge Agreement as security trustee. Intel and IPI release and discharge PCRD from all liabilities and obligations arising in favor of or owed to them, and the security in their favor created, by PCRD under the Security Agreement and the Share Charge Agreement.

                  The Securities Lending Agreement Novation is attached as Exhibit 32 and is incorporated in and made part of this Amendment in its entirety by this reference.

Calculation Agency Agreement

                  In connection with the transfer of the Lehman Bonds from Intel to Lehman Brothers, PCRD entered into a Calculation Agency Agreement, dated March 8, 2004, for the purposes of appointing Lehman Brothers Inc. the Approved Investment Bank under the Deed Poll and in connection with the determination of a successor service under the definition of “Spot Rate.” PCRD and Lehman Brothers (as the bondholder), acknowledged that Lehman Brothers Inc. may from time to time enter into or be interested in contracts or transactions with PCRD, PCCW Limited or Lehman Brothers, and the parties to the agreement waived any claims to conflict of interest, unfair dealing, breach of fiduciary duty arising from a conflict of interest and any claims of a similar nature with respect to Lehman Brothers Inc. carrying out their responsibilities as the Approved Investment Bank. Lehman Brothers Inc. acknowledged that it still had a duty to perform its duties in good faith and in a commercially reasonable manner.

                  The Calculation Agency Agreement is attached as Exhibit 33 and is incorporated in and made part of this Amendment in its entirety by this reference.

Exchange of Lehman Bonds

                  If all of the Lehman Bonds are exchanged for Shares at the current exchange price of the US dollar equivelent of HK$ 8.50 per Share of HK$ 0.25, PCRD’s deemed beneficial interest in the Issuer would be reduced by 91,764,706 Shares (based on the fixed exchange rate of HK$7.80 to US$1.00). As a result of the reduction of PCRD’s interest in the Issuer, Anglang, PCGCI, PCIL, PCG, OSHL, OSML, OSIML, the Ocean Unit Trust and the Starlite Unit Trust’s deemed beneficial interest in the Issuer would be reduced by 91,764,706 Shares.

                  Due to changes in the exchange price and beneficial ownership of the Reporting Persons, the second paragraph under “PCRD 3% Redeemable Exchangeable Bonds due 2006 to 2007” in Item 6 above is hereby removed and deleted.

Unit Trust Deeds

                 In connection with the transfer of PCG Shares by Mr. Li, the Ocean Unit Trust was established pursuant to a Unit Trust Deed dated April 18, 2004 between OSML and OSIML (the “Ocean Unit Trust Deed”). Under the Ocean Unit Trust Deed, OSML was appointed as trustee and OSIML was appointed as manager of the Ocean Unit Trust. Under the Ocean Unit Trust Deed, the voting and dispositive power of deposited property (which includes the PCG Shares) of the Ocean Unit Trust are bifurcated such that the trustee has sole voting power and the manager has sole dispositive power over deposited property.

                 In connection with the transfer of PCG Shares by Mr. Li, the Starlite Unit Trust was established pursuant to a Unit Trust Deed dated April 18, 2004 between OSML and OSIML (the “Starlite Unit Trust Deed”). Under the Starlite Unit Trust Deed, OSML was appointed as trustee and OSIML was appointed as manager of the Starlite Unit Trust. Under the Starlite Unit Trust Deed, the voting and dispositive power of deposited property

(which includes the PCG Shares) of the Starlite Unit Trust are bifurcated such that the trustee has sole voting power and the manager has sole dispositive power over deposited property.

                 The Ocean Unit Trust Deed and the Starlite Unit Trust Deed are attached as Exhibit 34 and Exhibit 35 and are incorporated in and made part of this Amendment in their entirety by this reference.

Subscription Applications

                 Mr. Li entered into a Subscription Application dated April 18, 2004 between Mr. Li and OSIML (the “Ocean Subscription Application”) by which Mr. Li transferred one-third of the PCG Shares to OSML as trustee of the Ocean Unit Trust in exchange for all of the units of the Ocean Unit Trust.

                 Mr. Li entered into a Subscription Application dated April 18, 2004 between Mr. Li and OSIML (the “Starlite Subscription Application”) by which Mr. Li transferred two-thirds of the PCG Shares to OSML as trustee of the Starlite Unit Trust in exchange for all of the units of the Starlite Unit Trust.

                 The Ocean Subscription Application and the Starlite Subscription Application are attached as Exhibit 36 and Exhibit 37 and are incorporated in and made part of this Amendment in their entirety by this reference.

Item 7: Material to be Filed as Exhibits.

  Item 7 to the Schedule 13D is amended and restated in its entirety to read as follows:

Exhibit 1:	Joint Filing Agreement, dated as of December 11, 2000 (incorporated by reference to the original Schedule 13D)
Exhibit 2:	Bridge Loan Facility Letter dated November 30, 2000 and Drawdown Notice dated December 1, 2000 (incorporated by reference to the original Schedule 13D)
Exhibit 3:	(a)	Underwriting Agreement, dated October 23, 2000, between Pacific Century CyberWorks Limited and Pacific Century Group Holdings Limited (incorporated by reference to the original Schedule 13D)
	(b)	Supplemental Agreement to the Underwriting Agreement, dated November 9, 2000, between Pacific Century CyberWorks Limited and Pacific Century Group Holdings Limited (incorporated by reference to the original Schedule 13D)
	(c)	Underwriting Agreement, dated October 23, 2000, between Pacific Century CyberWorks Limited and Pacific Century Diversified Limited (incorporated by reference to the original Schedule 13D)
	(d)	Supplemental Agreement to the Underwriting Agreement, dated November 9, 2000, between Pacific Century CyberWorks Limited and Pacific Century Diversified Limited (incorporated by reference to the original Schedule 13D)
	(e)	Underwriting Agreement, dated October 23, 2000, between Pacific Century CyberWorks Limited and Pacific Century Regional Developments Limited (incorporated by reference to the original Schedule 13D)
	(f)	Supplemental Agreement to the Underwriting Agreement, dated November 9, 2000, between Pacific Century CyberWorks Limited and Pacific Century Regional Developments Limited (incorporated by reference to the original Schedule 13D)
Exhibit 4:	Letter Agreement dated October 23, 2000 among Pacific Century Group Holdings Limited, Pacific Century Diversified Limited and Pacific Century Regional Developments Limited (incorporated by reference to the original Schedule 13D)
Exhibit 5:	Warrant Instrument, dated December 4, 2000 (incorporated by reference to the original Schedule 13D)
Exhibit 6:	Amended and Restated Subscription Agreement, dated December 5, 2000, among PCCW Capital Limited, Pacific Century CyberWorks Limited and Pacific Century Group Holdings Limited (incorporated by reference to the original Schedule 13D)
Exhibit 7:	Deed of Trust among PCCW Capital Limited, Pacific Century CyberWorks and The Law Debenture Trust Corporation plc, dated December 5, 2000 (incorporated by reference to the original Schedule 13D)
Exhibit 8:	Deed Poll relating to US$250,000,000 secured redeemable exchangeable bonds due 2006 exchangeable for ordinary shares of HK$0.05 par value each of Pacific Century CyberWorks Limited, dated December 7, 2001 (incorporated by reference to Amendment No. 2)
Exhibit 9:	Pre-Emption Side Letter among Pacific Century Regional Developments Limited, AIG Investment Corporation (Asia) Limited, AIG Asian Infrastructure Fund II L.P., American International Assurance Company (Bermuda) Limited and AIG Asian Opportunity Fund, L.P., dated October 11, 2001 (incorporated by reference to Amendment No. 2)
Exhibit 10:	Share Charge Agreement between Pacific Century Regional Developments Limited and AIG Investment Corporation (Asia) Limited, dated December 7, 2001 (incorporated by reference to Amendment No. 2)
Exhibit 11:	Subscription Agreement among AIG Asian Infrastructure Fund II LP, American International Assurance Company (Bermuda) Limited and AIG Asian Opportunity Fund, L.P., dated October 11, 2001 (incorporated by reference to Amendment No. 2)
Exhibit 12:	Deed Poll relating to US$100,000,000 secured redeemable exchangeable bonds due 2006 to 2007 exchangeable for ordinary shares of HK$0.05 par value each of Pacific Century CyberWorks Limited, dated January 15, 2002 (incorporated by reference to Amendment No. 3)
Exhibit 13:	Securities Lending Agreement between Intel Capital Corporation and Pacific Century Regional Developments Limited, dated January 14, 2002 (incorporated by reference to Amendment No. 3)
Exhibit 14:	Security Agreement among Pacific Century Regional Developments Limited, Intel Capital Corporation and Intel Pacific, Inc., dated January 14, 2002 (incorporated by reference to Amendment No. 3)
Exhibit 15:	Share Charge Agreement between Pacific Century Regional Developments Limited and Intel Pacific, Inc., dated January 14, 2002 (incorporated by reference to Amendment No. 3)
Exhibit 16:	Subscription Agreement among Pacific Century Regional Developments Limited, Intel Capital Corporation and The Development Bank of Singapore Limited, dated January 14, 2002 (incorporated by reference to Amendment No. 3)
Exhibit 17:	Supplemental Deed Poll to relating to US$250,000,000 secured redeemable exchangeable bonds due 2006 exchangeable for ordinary shares of HK$0.25 par value each of PCCW Limited, dated June 12, 2003 (incorporated by reference to Amendment No. 4)
Exhibit 18:	Supplemental Deed Poll relating to US$100,000,000 secured redeemable exchangeable bonds due 2006 to 2007 exchangeable for ordinary shares of HK$0.25 par value each of PCCW Limited, dated June 11, 2003 (incorporated by reference to Amendment No. 4)
Exhibit 19:	Letter Agreement Amending the Subscription Agreement among Pacific Century Regional Developments Limited, Intel Capital Corporation and The Development Bank of Singapore Limited, dated June 11, 2003 (incorporated by reference to Amendment No. 4)
Exhibit 20:	Placing Agreement and the Subscription Agreement dated July 17, 2003 (incorporated by reference to Amendment No. 4)
Exhibit 21:	Joint Filing Agreement dated as of August 15, 2003 (incorporated by reference to Amendment No. 4)
Exhibit 22:	Joint Filing Agreement dated as of April 20, 2004
Exhibit 23:	The AIG Securities Lending Agreement dated June 12, 2003
Exhibit 24:	The AIG Share Charge Amendment Agreement dated June 12, 2003
Exhibit 25:	The AIG Warranty Agreement dated June 12, 2003
Exhibit 26:	The Intel Waiver Letter dated June 11, 2003
Exhibit 27:	The Intel Security Agreement Amendment Letter dated June 11, 2003
Exhibit 28:	The Intel Third Supplemental Deed Poll dated November 24, 2003
Exhibit 29:	Form of Bond Transfers regarding the transfer of the Intel Bonds from Intel Capital Corporation to Lehman Brothers Commercial Corporation Asia Limited dated March 4, 2004
Exhibit 30:	Supplemental Deed Poll relating to US$100,000,000 secured redeemable exchangeable bonds due 2006 to 2007 for ordinary shares of HK$0.25 par value each of PCCW Limited dated March 3, 2004
Exhibit 31:	Securities Lending Agreement Novation among Intel Capital Corporation, Pacific Century Regional Developments Limited, and Lehman Brothers Commercial Corporation Asia Limited dated March 3, 2004 relating to the Securities Lending Agreement (Exhibit 13)
Exhibit 32:	Security Agreement Novation among Intel Capital Corporation, Intel Pacific, Inc., Pacific Century Regional Developments Limited, Lehman Brothers Commercial Corporation Asia Limited and Lehman Brothers Asia Limited dated March 8, 2004 relating to the Security Agreement (Exhibit 14)
Exhibit 33:	Calculation Agency Agreement among Pacific Century Regional Developments Limited, Lehman Brothers Commercial Corporation Asia Limited and Lehman Brothers Inc. dated March 8, 2004, relating to the Deed Poll (Exhibit 12)
Exhibit 34:	Ocean Unit Trust Deed between OSML and OSIML dated April 18, 2004
Exhibit 35:	Starlite Unit Trust Deed between OSML and OSIML dated April 18, 2004
Exhibit 36:	Ocean Subscription Application between Mr. Li and OSIML dated April 18, 2004
Exhibit 37:	Starlite Subscription Application between Mr. Li and OSIML dated April 18, 2004

SIGNATURES

                 After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2004

RICHARD LI TZAR KAI

By:		/s/ Richard Li Tzar Kai

PACIFIC CENTURY GROUP HOLDINGS LIMITED

By:		/s/ Richard Li Tzar Kai

	Name:	Richard Li Tzar Kai
	Title:	Director

PACIFIC CENTURY DIVERSIFIED LIMITED

By:		/s/ Yuen Tin Fan

	Name:	Yuen Tin Fan
	Title:	Director

PACIFIC CENTURY REGIONAL DEVELOPMENTS
LIMITED

By:		/s/ Richard Li Tzar Kai

	Name:	Richard Li Tzar Kai
	Title:	Chairman

PACIFIC CENTURY INSURANCE HOLDINGS LIMITED

By:		/s/ Yuen Tin Fan

	Name:	Yuen Tin Fan
	Title:	Chairman

PACIFIC CENTURY INTERNATIONAL LIMITED

By:		/s/ Yuen Tin Fan

	Name:	Yuen Tin Fan
	Title:	Director

PACIFIC CENTURY GROUP (CAYMAN ISLANDS)
LIMITED

By:		/s/ Yuen Tin Fan

	Name:	Yuen Tin Fan
	Title:	Director

ANGLANG INVESTMENTS LIMITED

By:		/s/ Yuen Tin Fan

	Name:	Yuen Tin Fan
	Title:	Director

CHILTONLINK LIMITED

By:		/s/ Yuen Tin Fan

	Name:	Yuen Tin Fan
	Title:	Director

PACIFIC CENTURY INSURANCE COMPANY LIMITED

By:		/s/ Yuen Tin Fan

	Name:	Yuen Tin Fan
	Title:	Director

BRIGHT VICTORY INTERNATIONAL LIMITED

By:		/s/ Yuen Tin Fan

	Name:	Yuen Tin Fan
	Title:	Director

O.S. HOLDINGS LIMITED

By:		/s/ Lester G. Huang

	Name:	Lester G. Huang
	Title:	Vice President

OCEAN STAR INVESTMENT MANAGEMENT LIMITED

By:		/s/ Lester G. Huang

	Name:	Lester G. Huang
	Title:	Vice President

OCEAN STAR MANAGEMENT LIMITED

By:		/s/ Randy Jenkins

	Name:	Randy Jenkins
	Title:	Secretary

THE OCEAN UNIT TRUST

By:		/s/ Randy Jenkins

	Name:	Randy Jenkins
	Title:	Secretary
Ocean Star Management Limited as Trustee

THE STARLITE UNIT TRUST

By:		/s/ Randy Jenkins

	Name:	Randy Jenkins
	Title:	Secretary
Ocean Star Management Limited as Trustee

Schedule I

Directors and executive officers, controlling person(s) and directors and executive officers of any corporation or other person ultimately in control of PCG, PCD, PCRD, PCIHL, PCIL, PCGCI, Anglang, Chiltonlink, PCI, BVIL, OSHL, OSIML, OSML, the Ocean Unit Trust and the Starlite Unit Trust

                  The name, business address, present principal occupation or employment, citizenship and interests in the Shares of the directors and executive officers of PCG, PCD, PCRD, PCIHL, PCIL, PCGCI, Anglang, Chiltonlink, PCI, BVIL, OSHL, OSIML and OSML are provided in this Schedule. Unless otherwise indicated, each individual’s employment is conducted at the principal office of the corporation or other organization stated in Item 2 or this Schedule or at his or her business address.

                  PCG, PCRD, PCIHL, PCIL, PCGCI, Anglang, PCI, BVIL, the Ocean Unit Trust and the Starlite Unit Trust are ultimately controlled by OSHL and OSIML. The executive officers and directors of OSHL and OSIML are provided in this Schedule.

                  PCD is ultimately controlled by Mr. Li.

                  Entities that may be deemed to be controlling person(s) of PCG, PCD, PCRD, PCIHL, PCIL, PCGCI, Anglang, Chiltonlink, PCI, BVIL, OSML, the Ocean Unit Trust and the Starlite Unit Trust are set forth in this Schedule.

                  The significant shareholders of OSHL and OSIML are set forth in this Schedule.

                  The filing of this amended Schedule 13D shall not be construed as an admission that any of the persons or entities set forth in this Schedule I are controlling persons or ultimate controlling persons of PCG, PCD, PCRD, PCIHL, PCIL, PCGCI, Anglang, Chiltonlink, PCI, BVIL, OSHL, OSIML, OSML, the Ocean Unit Trust and the Starlite Unit Trust.

                  Unless otherwise indicated, (i) the business address, present principal occupation or employment, principal business and address of any corporation or other organization in which such employment is conducted, citizenship and interests in the Shares of each individual and (ii) place of organization, principal business, address of principal office and interest in the Shares of each corporation or other group discussed in Schedule I are provided in Item 2, Item 5 or Schedule I of Schedule 13D.

PACIFIC CENTURY GROUP HOLDINGS LIMITED

Directors & Executive Officers

	Occupation or employment and	Beneficial interest in Issuer’s
Name and business address	citizenship	Shares

Directors
LI Tzar Kai, Richard	See Item 2 to the Schedule 13D	See Item 5 to Schedule 13D
42nd Floor, PCCW Tower,
Taikoo Place, 979 King’s Road,
Quarry Bay, Hong Kong

Peter Anthony ALLEN	Executive Director of PCCW and	253,200 ordinary shares and options
38th Floor, Citibank Tower,	PCIHL and Director and Chief	to purchase 2,629,200 ordinary
Citibank Plaza, 3 Garden Road,	Financial Officer of PCRD	shares
Central, Hong Kong	(citizen of United Kingdom)

Alexander Anthony ARENA	Director, Group Chief Financial	760,000 ordinary shares and 20
42nd Floor, PCCW Tower,	Officer & Deputy Chairman of	American Depositary Receipts
Taikoo Place, 979 King's Road,	Executive Committee of PCCW and	representing 200 ordinary shares,
Quarry Bay, Hong Kong	Director of PCRD and PCIHL	options to purchase 12,800,000
	(citizen of Australia)	ordinary shares

Controlling Persons

The executive officers and directors of the corporations stated below are provided elsewhere in this Schedule I.

Beneficial interest in Issuer’s
Name	Shares

OSML	See Item 5 to Schedule 13D

OSHL	See Item 5 to Schedule 13D

OSIML	See Item 5 to Schedule 13D

PACIFIC CENTURY DIVERSIFIED LIMITED

NAME AND PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
BENEFICIAL INTEREST IN ISSUER

Directors & Executive Officers

	Occupation or employment and	Beneficial interest in Issuer’s
Name and business address	citizenship	Shares

Directors
YUEN Tin Fan Francis	Deputy Chairman of PCCW and	Options to purchase 17,068,000
42nd Floor, PCCW Tower	Chairman of PCIHL	ordinary shares
Taikoo Place, 979 King’s Road	(citizen of United Kingdom)
Quarry Bay, Hong Kong

Peter Anthony ALLEN	Executive Director of PCCW and	253,200 ordinary shares and options
38th Floor, Citibank Tower	PCIHL and Director and Chief	to purchase 2,629,200 ordinary
Citibank Plaza, 3 Garden Road	Financial Officer of PCRD	shares
Central, Hong Kong	(citizen of United Kingdom)

Alexander Anthony ARENA	Director, Group Chief Financial	760,000 ordinary shares and 20
42nd Floor, PCCW Tower,	Officer & Deputy Chairman of	American Depositary Receipts
Taikoo Place, 979 King's Road,	Executive Committee of PCCW and	representing 200 ordinary shares,
Quarry Bay, Hong Kong	Director of PCRD and PCIHL	options to purchase 12,800,000
	(citizen of Australia)	ordinary shares

Controlling Persons

The executive officers and directors of Chiltonlink are provided elsewhere in this Schedule I.

Beneficial interest in Issuer’s
Name	Occupation or employment	Shares

Chiltonlink Limited	Not applicable.	See Item 5 to Schedule 13D

LI Tzar Kai, Richard	See Item 2 to Schedule 13D	See Item 5 to Schedule 13D

PACIFIC CENTURY REGIONAL DEVELOPMENTS LIMITED

Directors & Executive Officers

	Occupation or employment and	Beneficial interest in Issuer’s
Name and business address	citizenship	Shares

Directors
LI Tzar Kai, Richard	See Item 2 to the Schedule 13D	See Item 5 to the Schedule 13D

Peter Anthony ALLEN	Executive Director of PCCW and	253,200 ordinary shares and options
38th Floor, Citibank Tower	PCIHL and Director and Chief	to purchase 2,629,200 ordinary
Citibank Plaza, 3 Garden Road	Financial Officer of PCRD	shares
Central, Hong Kong	(citizen of United Kingdom)

Alexander Anthony ARENA	Director, Group Chief Financial	760,000 ordinary shares and 20
42nd Floor, PCCW Tower,	Officer & Deputy Chairman of	American Depositary Receipts
Taikoo Place, 979 King's Road,	Executive Committee of PCCW and	representing 200 ordinary shares,
Quarry Bay, Hong Kong	Director of PCRD and PCIHL	options to purchase 12,800,000
	(citizen of Australia)	ordinary shares

CHNG Hee Kok	Independent Director of PCRD	None
NTUC Club	(citizen of Singapore)
1 Pasir Ris Close
Singapore 519599

YEE Lat Shing Tom	Independent Director of PCRD	504 ordinary shares
6 Battery Road #38-02	(citizen of Singapore)
Singapore 049909

SEOW Li-Ming Gordon	Independent Director of PCRD	None
6 Battery Road #38-02	(citizen of Singapore)
Singapore 049909

Simon MURRAY	Independent Director of PCRD	None
Suite 3601	(citizen of United Kingdom)
Cheung Kong Center
2 Queen Road Central
Hong Kong

YANG Mun Tak Marjorie	Independent Director of PCRD	None
12th Floor Harbour Centre	(citizen of Mauritius)
25 Harbour Road, Wanchai
Hong Kong

Controlling Persons

The executive officers and directors of the corporations stated below are provided elsewhere in this Schedule I.

Beneficial interest in Issuer’s
Name	Shares

Anglang	See Item 5 to Schedule 13D

PCGCI	See Item 5 to Schedule 13D

PCIL	See Item 5 to Schedule 13D

PCG	See Item 5 to Schedule 13D

OSML	See Item 5 to Schedule 13D

OSHL	See Item 5 to Schedule 13D

OSIML	See Item 5 to Schedule 13D

PACIFIC CENTURY INSURANCE HOLDINGS LIMITED

Directors & Executive Officers
	Occupation or employment and	Beneficial interest in Issuer’s
Name and business address	citizenship	Shares

Directors
YUEN Tin Fan, Francis	Deputy Chairman of PCCW and	Options to purchase 17,068,000
42nd Floor, PCCW Tower,	Chairman of PCIHL	ordinary shares
Taikoo Place, 979 King’s Road,	(citizen of United Kingdom)
Quarry Bay, Hong Kong

CHAN Ping Kan, Raymond	Managing Director of PCIHL	None
Suite 1401-1410,	(citizen of Australia)
14th Floor, One Pacific Place,
88 Queensway, Admiralty,
Hong Kong

Peter Anthony ALLEN	Executive Director of PCCW and	253,200 ordinary shares and
38th Floor, Citibank Tower,	PCIHL and Director and Chief	options to purchase 2,629,200
Citibank Plaza, 3 Garden Road,	Financial Officer of PCRD	ordinary shares
Central, Hong Kong	(citizen of United Kingdom)

Alexander Anthony ARENA	Director, Group Chief Financial	760,000 ordinary shares and 20
42nd Floor, PCCW Tower,	Officer & Deputy Chairman of	American Depositary Receipts
Taikoo Place, 979 King’s Road,	Executive Committee of PCCW	representing 200 ordinary shares,
Quarry Bay, Hong Kong	and Director of PCRD and	options to purchase 12,800,000
	PCIHL	ordinary shares
(citizen of Australia)

CHUNG Cho Yee, Mico	Executive Director of PCIHL and	1,176,260 ordinary shares and
41st Floor, PCCW Tower,	PCCW	18,455 ordinary shares (family
Taikoo Place, 979 King’s Road,	(citizen of United Kingdom)	interest) and options to purchase
Quarry Bay, Hong Kong		11,390,400 ordinary shares

CHEUNG Sum, Sam	Executive Director and Chief	None
Suite 1401-1410,	Financial Officer of PCIHL
14th Floor, One Pacific Place,	(citizen of United Kingdom)
88 Queensway, Admiralty,
Hong Kong

SO Wing Hung, Peter	Executive Director and Chief	90,661 ordinary shares (held by a
Suite 1401-1410,	Operating Officer of PCIHL	trust, the beneficiaries of which
14th Floor, One Pacific Place,	(citizen of United Kingdom)	are the family members of Mr.
88 Queensway, Admiralty,		SO Wing Hung, Peter)
Hong Kong

YANG Chao	Executive Director of PCIHL,	None
22/F, Ming An Plaza,	Chairman of China Insurance
8 Sunning Road,	International Holdings Company
Causeway Bay,	Limited, Chairman and President
Hong Kong	of China Insurance (Holdings)
Company, Limited[1] and China
Insurance H.K. (Holdings)
Company Limited[2]
(citizen of China)

1 Its principal business is insurance holding and its principal office is at 10/F, Office Tower 2138, Wangfujindajie, Beijing, China.
2 Its principal business is insurance holding and its principal office is at 22/F, Ming An Plaza, 8 Sunning Road, Causeway Bay, Hong Kong.

ZHENG Chang Yong	Executive Director of PCIHL and	None
22/F, Ming An Plaza,	General Manager of the Finance
8 Sunning Road,	and Accounts department of
Causeway Bay,	China Insurance H.K. (Holdings)
Hong Kong	Company Limited[3]
(citizen of China)

WANG Xianzhang	Non-Executive Director of	None
5 Guanyingyuan Xiqu,	PCIHL and President of China
Xicheng District,	Life Insurance Company Limited [4]
Beijing 100035,	(citizen of China)
China

CHANG Hsin Kang	Independent Non-Executive	64,000 ordinary shares
City University of Hong Kong	Director of PCIHL and President
Room 6102, 6/F,	and University Professor of City
Cheng Yick Chi Building,	University of Hong Kong[5]
Tat Chee Avenue,	(citizen of the United States of America)
Kowloon, Hong Kong

Tim FRESHWATER	Independent Non-Executive	None
68th Floor, Cheung Kong Centre,	Director of PCIHL and Chairman
2 Queen’s Road Central,	(Corporate Finance, Asia) of
Hong Kong	Goldman Sachs[6]
(citizen of United Kingdom)

WONG Yue Chim, Richard	Independent Non-Executive	None
The University of Hong Kong	Director of PCIHL, Dean of the
Room 733,	Faculty of Business and
Meng Wah Complex,	Economics and Chair of
Pokfulam Road,	Economics at the University of
Hong Kong	Hong Kong[7]
(citizen of Hong Kong SAR)

Controlling Persons

The executive officers and directors of the corporations stated below are provided elsewhere in this Schedule I.

Beneficial interest in Issuer’s
Name	Shares

PCRD	See Item 5 to Schedule 13D

Anglang	See Item 5 to Schedule 13D

PCGCI	See Item 5 to Schedule 13D

PCIL	See Item 5 to Schedule 13D

PCG	See Item 5 to Schedule 13D

3 Its principal business is insurance holding and its principal office is at 22/F, Ming An Plaza, 8 Sunning Road, Causeway Bay, Hong Kong.
4 Its principal businesses are providing life insurance and annuity products and its principal office is at 16 Chaowai Avenue, Chaoyang District, Beijing 100020, China.
5 Its principal business is providing territory education.
6 Its principal business is investment banking.
7 Its principal business is providing territory education.

OSML	See Item 5 to Schedule 13D

OSHL	See Item 5 to Schedule 13D

OSIML	See Item 5 to Schedule 13D

PACIFIC CENTURY INTERNATIONAL LIMITED

Directors & Executive Officers

	Occupation or employment and	Beneficial interest in Issuer’s
Name and business address	citizenship	Shares

Directors
LI Tzar Kai, Richard	See Item 2 to the Schedule 13D	See Item 5 to the Schedule 13D

Peter Anthony ALLEN	Executive Director of PCCW and	253,200 ordinary shares and options
38th Floor, Citibank Tower	PCIHL and Director and Chief	to purchase 2,629,200 ordinary
Citibank Plaza, 3 Garden Road	Financial Officer of PCRD	shares
Central, Hong Kong	(citizen of United Kingdom)

YUEN Tin Fan Francis	Deputy Chairman of PCCW and	Options to purchase 17,068,000
42nd Floor, PCCW Tower,	Chairman of PCIHL	ordinary shares
Taikoo Place, 979 King’s Road,	(citizen of United Kingdom)
Quarry Bay, Hong Kong

Controlling Persons

The executive officers and directors of the corporations stated below are provided elsewhere in this Schedule I.

Beneficial interest in Issuer’s
Name	Shares

PCG	See Item 5 to Schedule 13D

OSML	See Item 5 to Schedule 13D

OSHL	See Item 5 to Schedule 13D

OSIML	See Item 5 to Schedule 13D

PACIFIC CENTURY GROUP (CAYMAN ISLANDS) LIMITED

Directors & Executive Officers

	Occupation or employment and	Beneficial interest in Issuer’s
Name and business address	citizenship	Shares

Directors
LI Tzar Kai, Richard	See Item 2 to the Schedule 13D	See Item 5 to the Schedule 13D

YUEN Tin Fan Francis	Deputy Chairman of PCCW and	Options to purchase 17,068,000
42nd Floor, PCCW Tower,	Chairman of PCIHL	ordinary shares
Taikoo Place, 979 King’s Road,	(citizen of United Kingdom)
Quarry Bay, Hong Kong

Peter Anthony ALLEN	Executive Director of PCCW and	253,200 ordinary shares and options
38th Floor, Citibank Tower	PCIHL and Director and Chief	to purchase 2,629,200 ordinary
Citibank Plaza, 3 Garden Road	Financial Officer of PCRD	shares
Central, Hong Kong	(citizen of United Kingdom)

Alexander Anthony ARENA	Director, Group Chief Financial	760,000 ordinary shares and 20
42nd Floor, PCCW Tower,	Officer & Deputy Chairman of	American Depositary Receipts
Taikoo Place, 979 King's Road,	Executive Committee of PCCW and	representing 200 ordinary shares,
Quarry Bay, Hong Kong	Director of PCRD and PCIHL	options to purchase 12,800,000
	(citizen of Australia)	ordinary shares

Controlling Persons

The executive officers and directors of the corporations stated below are provided elsewhere in this Schedule I.

Beneficial interest in Issuer’s
Name	Shares

PCIL	See Item 5 to Schedule 13D

PCG	See Item 5 to Schedule 13D

OSML	See Item 5 to Schedule 13D

OSHL	See Item 5 to Schedule 13D

OSIML	See Item 5 to Schedule 13D

ANGLANG INVESTMENTS LIMITED

Directors & Executive Officers

	Occupation or employment and	Beneficial interest in Issuer’s
Name and business address	citizenship	Shares

Directors
YUEN Tin Fan Francis	Deputy Chairman of PCCW and	Options to purchase 17,068,000
42nd Floor, PCCW Tower,	Chairman of PCIHL	ordinary shares
Taikoo Place, 979 King’s Road,	(citizen of United Kingdom)
Quarry Bay, Hong Kong

Alexander Anthony ARENA	Director, Group Chief Financial	760,000 ordinary shares and 20
42nd Floor, PCCW Tower,	Officer & Deputy Chairman of	American Depositary Receipts
Taikoo Place, 979 King's Road,	Executive Committee of PCCW and	representing 200 ordinary shares,
Quarry Bay, Hong Kong	Director of PCRD and PCIHL	options to purchase 12,800,000
	(citizen of Australia)	ordinary shares

Peter Anthony ALLEN	Executive Director of PCCW and	253,200 ordinary shares and options
38th Floor, Citibank Tower	PCIHL and Director and Chief	to purchase 2,629,200 ordinary
Citibank Plaza, 3 Garden Road	Financial Officer of PCRD	shares
Central, Hong Kong	(citizen of United Kingdom)

Controlling Persons

The executive officers and directors of the corporations stated below are provided elsewhere in this Schedule I.

Beneficial interest in Issuer’s
Name	Shares

PCGCI	See Item 5 to Schedule 13D

PCIL	See Item 5 to Schedule 13D

PCG	See Item 5 to Schedule 13D

OSML	See Item 5 to Schedule 13D

OSHL	See Item 5 to Schedule 13D

OSIML	See Item 5 to Schedule 13D

CHILTONLINK LIMITED

Directors & Executive Officers

	Occupation or employment and	Beneficial interest in Issuer’s
Name and business address	citizenship	Shares

Directors
YUEN Tin Fan Francis	Deputy Chairman of PCCW and	Options to purchase 17,068,000
42nd Floor, PCCW Tower,	Chairman of PCIHL	ordinary shares
Taikoo Place, 979 King’s Road,	(citizen of United Kingdom)
Quarry Bay, Hong Kong

Peter Anthony ALLEN	Executive Director of PCCW and	253,200 ordinary shares and options
38th Floor, Citibank Tower	PCIHL and Director and Chief	to purchase 2,629,200 ordinary
Citibank Plaza, 3 Garden Road	Financial Officer of PCRD	shares
Central, Hong Kong	(citizen of United Kingdom)

Controlling Person

Beneficial interest in Issuer’s
Name	Occupation or employment	Shares

LI Tzar Kai, Richard	See Item 2 of Schedule 13D	See Item 5 to Schedule 13D

PACIFIC CENTURY INSURANCE COMPANY LIMITED

Directors & Executive Officers
	Occupation or employment[8]	Beneficial interest in Issuer’s
Name and business address	and citizenship	Shares

Directors
YUEN Tin Fan, Francis	Deputy Chairman of PCCW and	Options to purchase 17,068,000
42nd Floor, PCCW Tower,	Chairman of PCIHL	ordinary shares
Taikoo Place, 979 King’s Road,	(citizen of United Kingdom)
Quarry Bay, Hong Kong

CHAN Ping Kan, Raymond	Managing Director of PCIHL	None
Suite 1401-1410,	(citizen of Australia)
14th Floor, One Pacific Place,
88 Queensway, Admiralty,
Hong Kong

SO Wing Hung, Peter	Executive Director and Chief	90,661 ordinary shares (held by a
Suite 1401-1410,	Operating Officer of PCIHL	trust, the beneficiaries of which
14th Floor, One Pacific Place,	(citizen of United Kingdom)	are the family members of Mr.
88 Queensway, Admiralty,		SO Wing Hung, Peter)
Hong Kong

CHEUNG Sum, Sam	Executive Director and Chief	None
Suite 1401-1410,	Financial Officer of PCIHL
14th Floor, One Pacific Place,	(citizen of United Kingdom)
88 Queensway, Admiralty,
Hong Kong

CHANG Hsin Kang	Independent Non-Executive	64,000 ordinary shares
City University of Hong Kong	Director of PCIHL and President
Room 6102, 6/F,	and University Professor of City
Cheng Yick Chi Building,	University of Hong Kong
Tat Chee Avenue,	(citizen of the United States of America)
Kowloon, Hong Kong

Tim FRESHWATER	Independent Non-Executive	None
68th Floor, Cheung Kong Centre,	Director of PCIHL and Chairman
2 Queen’s Road Central,	(Corporate Finance, Asia) of
Hong Kong	Goldman Sachs
(citizen of United Kingdom)

WONG Yue Chim, Richard	Independent Non-Executive	None
The University of Hong Kong	Director of PCIHL, Dean of the
Room 733,	Faculty of Business and
Meng Wah Complex,	Economics and Chair of
Pokfulam Road,	Economics at the University of
Hong Kong	Hong Kong
(citizen of Hong Kong SAR)

8 Information regarding the principal business and address of where employment is conducted can be found in the information with respect to PCIHL.

Controlling Persons

The executive officers and directors of the corporations stated below are provided elsewhere in this Schedule I.

Beneficial interest in Issuer’s
Name	Shares

BVIL	See Item 5 to Schedule 13D

PCIHL	See Item 5 to Schedule 13D

PCRD	See Item 5 to Schedule 13D

Anglang	See Item 5 to Schedule 13D

PCGCI	See Item 5 to Schedule 13D

PCIL	See Item 5 to Schedule 13D

PCG	See Item 5 to Schedule 13D

OSML	See Item 5 to Schedule 13D

OSHL	See Item 5 to Schedule 13D

OSIML	See Item 5 to Schedule 13D

BRIGHT VICTORY INTERNATIONAL LIMITED

Directors & Executive Officers
	Occupation or employment and	Beneficial interest in Issuer’s
Name and business address	citizenship	Shares

Directors
YUEN Tin Fan, Francis	Deputy Chairman of PCCW and	Options to purchase 17,068,000
42nd Floor, PCCW Tower,	Chairman of PCIHL	ordinary shares
Taikoo Place, 979 King’s Road,	(citizen of United Kingdom)
Quarry Bay, Hong Kong

CHAN Ping Kan, Raymond	Managing Director of PCIHL	None
Suite 1401-1410,	(citizen of Australia)
14th Floor, One Pacific Place,
88 Queensway, Admiralty,
Hong Kong

CHEUNG Sum, Sam	Executive Director and Chief	None
Suite 1401-1410,	Financial Officer of PCIHL
14th Floor, One Pacific Place,	(citizen of United Kingdom)
88 Queensway, Admiralty,
Hong Kong

Peter Anthony ALLEN	Executive Director of PCCW and	253,200 ordinary shares and
38th Floor, Citibank Tower,	PCIHL and Director and Chief	options to purchase 2,629,200
Citibank Plaza, 3 Garden Road,	Financial Officer of PCRD	ordinary shares
Central, Hong Kong	(citizen of United Kingdom)

Alexander Anthony ARENA	Director, Group Chief Financial	760,000 ordinary shares and 20
42nd Floor, PCCW Tower,	Officer & Deputy Chairman of	American Depositary Receipts
Taikoo Place, 979 King’s Road,	Executive Committee of PCCW	representing 200 ordinary shares,
Quarry Bay, Hong Kong	and Director of PCRD and	options to purchase 12,800,000
	PCIHL	ordinary shares
(citizen of Australia)

Controlling Persons

The executive officers and directors of the corporations stated below are provided elsewhere in this Schedule I.

Beneficial interest in Issuer’s
Name	Shares

PCIHL	See Item 5 to Schedule 13D

PCRD	See Item 5 to Schedule 13D

Anglang	See Item 5 to Schedule 13D

PCGCI	See Item 5 to Schedule 13D

PCIL	See Item 5 to Schedule 13D

PCG	See Item 5 to Schedule 13D

OSML	See Item 5 to Schedule 13D

OSHL	See Item 5 to Schedule 13D

OSIML	See Item 5 to Schedule 13D

O.S. HOLDINGS LIMITED

Directors & Executive Officers

Name and business/residence	Occupation or employment and	Beneficial interest in Issuer’s
address	citizenship	Shares

Directors
Jason Fedder	Director of Strategy of Intel	None
32nd floor, 2 Pacific Place, 88	Semiconductor Limited[9]
Queensway, Central, Hong Kong	(citizen of United Kingdom)

Lester G. Huang	Solicitor, P.C. Woo & Co.	None
12th floor, Prince’s Building, 10	(citizen of Hong Kong SAR)
Chater Road, Central, Hong Kong

Jenny WL Fung	Housewife	None
4 Shouson Hill Road, Block 3 B1,	(citizen of Australia)
Hong Kong

Executive Officer
Randy Jenkins	Secretary of OSHL, Trust manager	None
Clarendon House, 2 Church Street,	of Codan Trust Company Limited
Hamilton HM 11, Bermuda	(citizen of Canada)

Significant Shareholders of OSHL

Name	Beneficial interest in OSHL

Jason Fedder	29%

Lester G. Huang	28%

Jenny WL Fung	28%

9 The principal business of the company is semiconductors.

OCEAN STAR INVESTMENT MANAGEMENT LIMITED

Directors & Executive Officers

Name and business/residence	Occupation or employment and	Beneficial interest in Issuer’s
address	citizenship	Shares

Directors
Jason Fedder	Director of Strategy of Intel	None
32nd floor, 2 Pacific Place, 88	Semiconductor Limited
Queensway, Central, Hong Kong	(citizen of United Kingdom)

Lester G. Huang	Solicitor, P.C. Woo & Co.	None
12th floor, Prince’s Building, 10	(citizen of Hong Kong SAR)
Chater Road, Central, Hong Kong

Jenny WL Fung	Housewife	None
4 Shouson Hill Road, Block 3 B1,	(citizen of Australia)
Hong Kong

Executive Officer
Randy Jenkins	Secretary of OSIML, Trust manager	None
Clarendon House, 2 Church Street,	of Codan Trust Company Limited
Hamilton HM 11, Bermuda	(citizen of Canada)

Significant Shareholders of OSIML

Name and Citizenship	Beneficial interest in OSIML

Jenny WL Fung	32%

Jason Fedder	32%

Lester G. Huang	31%

OCEAN STAR MANAGEMENT LIMITED

Directors & Executive Officers

	Occupation or employment and	Beneficial interest in Issuer’s
Name and business address	citizenship	Shares

Directors
John Collis	Barrister & Attorney, Conyers Dill & Pearman	None
Clarendon House, 2 Church Street,	(citizen of United Kingdom)
Hamilton HM 11, Bermuda

Alec Anderson	Barrister & Attorney, Conyers Dill & Pearman	None
Clarendon House, 2 Church Street,	(citizen of United Kingdom)
Hamilton HM 11, Bermuda

Executive Officer
Randy Jenkins	Secretary of OSML, Trust manager	None
Clarendon House, 2 Church Street,	of Codan Trust Company Limited
Hamilton HM 11, Bermuda	(citizen of Canada)

Controlling Person

The executive officers and directors of OSHL are provided elsewhere in this Schedule I.

Beneficial interest in Issuer’s
Name	Shares

OSHL	See Item 5 to Schedule 13D

THE OCEAN UNIT TRUST

Controlling Persons

The executive officers and directors of OSML, OSHL and OSIML are provided elsewhere in this Schedule I.

Beneficial interest in Issuer’s
Name	Shares

OSML	See Item 5 to Schedule 13D

OSHL	See Item 5 to Schedule 13D

OSIML	See Item 5 to Schedule 13D

THE STARLITE UNIT TRUST

Controlling Persons

The executive officers and directors of OSML, OSHL and OSIML are provided elsewhere in this Schedule I.

Beneficial interest in Issuer’s
Name	Shares

OSML	See Item 5 to Schedule 13D

OSHL	See Item 5 to Schedule 13D

OSIML	See Item 5 to Schedule 13D

     EXHIBITS TO SCHEDULE 13D
AS FILED BY RICHARD LI TZAR KAI
PACIFIC CENTURY GROUP HOLDINGS LIMITED
 PACIFIC CENTURY DIVERSIFIED LIMITED
PACIFIC CENTURY REGIONAL DEVELOPMENTS LIMITED
PACIFIC CENTURY INSURANCE HOLDINGS LIMITED
PACIFIC CENTURY INTERNATIONAL LIMITED
PACIFIC CENTURY GROUP (CAYMAN ISLANDS) LIMITED
ANGLANG INVESTMENTS LIMITED
CHILTONLINK LIMITED
PACIFIC CENTURY INSURANCE COMPANY LIMITED
BRIGHT VICTORY INTERNATIONAL LIMITED
O.S. HOLDINGS LIMITED
OCEAN STAR INVESTMENT MANAGEMENT LIMITED
OCEAN STAR MANAGEMENT LIMITED
THE OCEAN UNIT TRUST
THE STARLITE UNIT TRUST

E-1